CUSIP No. G37260 10 9                                         Page 1 of 5 pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                   Garmin Ltd.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G37260 10 9
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]    Rule 13d-1(b)

[  ]    Rule 13d-1(c)

[X]     Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G37260 10 9                                         Page 2 of 5 pages



  1      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only) Gary L. Burrell


  2      Check the Appropriate Box if a Member of a Group            (a) [ ]
                                                                     (b) [ ]

  3      SEC Use Only


  4      Citizenship or Place of Organization.......................     USA


         Number of          5    Sole Voting Power..................16,452,380
          Shared
        Beneficially
         Owned by
           Each
        Reporting
          Person
           With
                            6    Shared Voting Power.................        -0-

                            7    Sole Dispositive Power..............16,452,380

                            8    Shared Dispositive Power............        -0-


 9  Aggregate Amount Beneficially Owned by Each Reporting Person.....16,529,023


 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares.........[ ]


 11 Percent of Class Represented by Amount in Row (9)......................15.4%


 12 Type of Reporting Person.................................................IN

CUSIP No. G37260 10 9                                         Page 3 of 5 pages

Item 1(a)      Name of Issuer:  Garmin Ltd.


     Item 1(b) Address of Issuer's Principal Executive Offices: 5th Floor, Harbour Place, P.O. Box 30464 SMB, 103 South Church Street, George Town, Grand Cayman, Cayman Islands

Item 2(a)      Name of Person Filing:  Gary L. Burrell


     Item 2(b) Address of Principal Business Office or, if none, Residence: 1200 East 151st Street, Olathe, Kansas 66062


Item 2(c)      Citizenship:  USA


Item 2(d)      Title of Class of Securities:  Common Shares



Item 2(e)      CUSIP Number:  G37260 10 9



     Item 3. If this statement is filed pursuant to ss. ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) [  ] Broker or dealer registered under section 15 of the Act
                     (15 U.S.C.78o);

            (b) [  ] Bank is defined in section 3(a)(6)of the Act(15 U.S.C.78c);

            (c) [  ] Insurance company as defined in section 3(a)(19) of the
                     Act (15 U.S.C. 78c);

            (d) [  ] Investment company registered under section 8 of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-8);

            (e) [  ] An investment adviser in accordance with
                     Sec. 240.13d-1(b)(1)(ii)(E);

            (f) [  ] An employee benefit plan or endowment fund in accordance with Sec.240.13d-1(b)(1)(ii)(F);

            (g) [  ] A parent holding company or control person in accordance with Sec.240.13d-1(b)(1)(ii)(G);

            (h) [  ] A savings associations as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

CUSIP No. G37260 10 9                                         Page 4 of 5 pages


            (j) [  ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

                    [ X ] Not applicable.

Item 4.        Ownership

              (a)     Amount beneficially owned:                     16,529,023

         Of the 16,529,023 Common Shares,76,643 Common Shares are held by Judith M. Burrell, the reporting person's wife,over which the reporting person does not have any voting or dispositive power. The reporting person disclaims beneficial ownership of these shares owned by his wife.

         The amount of Common Shares reported excludes 2,923,492 Common Shares held by the Gary L. Burrell 2000 Grantor Retained Annuity Trust and 2,923,492 Common Shares held by the Judith M. Burrell 2000 Grantor Retained Annuity Trust. The reporting person does not have any voting power or dispositive power over such shares and disclaims beneficial ownership.

              (b)     Percent of class:                                   15.4%

              (c)     Number of shares as to which the person has:
                     (i)  sole power to vote or to direct the vote:  16,452,380
                     (ii) shared power to vote or to direct the vote:       -0-
                     (iii)sole power to dispose or to direct the disposition
                          of:                                        16,452,380
                     (iv) shared power to dispose or to direct the
                          disposition of:                                   -0-


Item 5.        Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not Applicable

CUSIP No. G37260 10 9                                         Page 5 of 5 pages

Item 8.        Identification and Classification of Members of the Group

               Not Applicable

Item 9.        Notice of Dissolution of Group

               Not Applicable

Item 10.       Certification

                Not Applicable


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   February 5, 2002




By:   /s/ Gary L. Burrell
      ------------------------
Name:  Gary L. Burrell